March 14, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ingram Micro Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 28, 2013, which was filed with the Securities and Exchange Commission on February 18, 2014.

INGRAM MICRO INC.

By:	/s/ Lily Yan Hughes
Lily Yan Hughes
Vice President and Associate General Counsel - Corporate, M&A and Finance